Exhibit (g)(6)

APPENDIX A

TO

CUSTODIAN AGREEMENT

BETWEEN

THE NORTHERN TRUST COMPANY

AND

EACH OF THE INVESTMENT COMPANIES

DATED AS OF AUGUST 4, 2004

FUND	PORTFOLIO
Fidelity Commonwealth Trust	Fidelity Mid-Cap Stock Fund
Fidelity Devonshire Trust	Fidelity Equity Income Fund
Fidelity Financial Trust	Fidelity Equity Income II Fund
Fidelity Hastings Street Trust	Fidelity Fund
Variable Insurance Products Fund	Equity Income Portfolio